

September 13, 2011

<u>Vie E-mail</u>
Charles B. Morgan
Chief Executive Officer
OP-TECH Environmental Services, Inc.
One Adler Drive
East Syracuse, NY 13057

> **Re: OP-TECH Environmental Services, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed April 5, 2011**
> **Form 10-Q for the Fiscal Quarter Ended June 30, 2011**
> **Filed August 15, 2011**
> **File No. 000-19761**

Dear Mr. Morgan:

   We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Item 1. Business, page 2</u>

<u>General, page 2</u>

1. In future filings, please include the form and year of your organization and the distribution methods of your services. See Items 101(h)(1) and 101(h)(4)(ii) of Regulation S-K.

<u>Employees, page 7</u>

2. We note that you disclose the total number of your full-time employees. In future filings, please provide your number of total employees and number of full-time employees. See Item 101(h)(4)(xii) of Regulation S-K.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations

3. We note that your discussion does not fully discuss and analyze the factors that led to the
    changes in various line items from period-to-period, and does not quantify these factors
    when they are provided. In future filings, please identify the factors leading to the
    changes in your line items from period-to-period, and quantify these factors where
    possible. Further, please discuss whether you believe these factors are the result of a trend
    and, if so, whether you expect it to continue and how it may impact revenues, income
    from continuing operations, your planned acquisitions, your available liquidity, or any
    other factors. See Item 303 of Regulation S-K and SEC Release No. 33-8350.

Item 9a. Controls and Procedures, page 17

Report on Internal Control Over Financial Reporting, page 17

4. In future filings, disclose in greater detail the nature of the material weakness identified
    in your disclosure. Disclose when the material weakness was identified and by whom it
    was identified. Also disclose the specific steps that the company has taken, if any, to
    remediate the material weakness.

Report on Disclosure Controls and Procedures, page 17

5. We note the disclosure in the first paragraph that you concluded that your disclosure
    controls and procedures were effective. The conclusion regarding the effectiveness of the
    disclosure controls and procedures must be made by the principal executive officer and
    principal financial officer. Refer to Item 307 of Regulation S-K. Please tell us whether
    these officers concluded that your disclosure controls and procedures were effective as of
    December 31, 2010 and comply with this comment in future filings.

6. In light of the fact that a material weakness existed with respect to the reconciliation of
    costs and standard gross margins on uncompleted projects, in future filings, disclose in
    reasonable detail the basis for your certifying officers' conclusions that the company's
    disclosure controls and procedures were nonetheless effective as of the end of the period
    covered by the report.

Item 10. Directors, Executives, Officers and Corporate Government, page 18

7. In future filings, please briefly discuss the specific experience, qualifications, attributes or
    skills that led to the conclusion that the person should serve as a director pursuant to Item
    401(e) of Regulation S-K.

Item 15. Exhibits, Financial Statement Schedules, page 29

8. We note disclosure on page 4, in the section 24-Hour Emergency Spill Response, that you derive a substantial portion of your revenues from an agreement with the New York State Department of Environmental Conservation. We also note disclosure on page 11, in the Liquidity and Capital Resources section, that you executed a commitment letter with a new lender on March 31, 2011 for a revolving loan and term loan. Finally, we note disclosure on page 22 that executive officers negotiate employment agreements on their behalf and on page 23 that Mr. Morgan has an employment agreement. Please file your agreement with the New York State Department of Environmental Conservation, your agreement with your new lender and your employment agreements with your executive officers with your next Securities Exchange Act of 1934 report as material agreements or tell us why you are not required to do so.

Certifications, Exhibits 31.1 and 31.2

9. In future filings, please file the certifications exactly as set forth in Item 601(b)(31) of Regulation S-K. We note that you added "annual" in section 2, you used the words "fourth fiscal quarter" instead of "most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report)" in section 4(b) and you used the word "controls" instead of "control" in sections 5(a) and (b).

Signatures, page 30

10. Your annual report on Form 10-K must be signed by the registrant, and individually by your principal executive officer, your principal financial officer, your controller or principal accounting officer, and by at least the majority of your board of directors. Please see General Instruction D(2)(a) of Form 10-K and the signature page section of Form 10-K. In future filings, please ensure that your controller or principal accounting officer signs the annual report.

Form 10-Q for the period ending June 30, 2011

Item 4. Disclosure Controls and Procedures, page 11

11. We note your statement that "no evaluation of controls can provide absolute assurance that all control issues have been detected." In future filings, please revise to state clearly, if true, that your disclosure controls and procedures are _designed to_ provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at <http://www.sec.gov/rules/final/33-8238.htm>.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sherry Haywood at (202) 551-3345 or Jay Ingram at (202) 551-3397 if you have questions regarding the comments. Please contact me at (202) 551-3355 with any other questions.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Branch Chief